
APR 2 3 2002






Lancaster
County
Founded
1651

LANCASTER COUNTY Celeb...

350 YEARS

ANNUAL REPORT 2001


CONGRATULATIONS
350TH
LANCASTER COUNTY
BANK OF LANCASTER
GROWING
BAY TRUST COMPANY
TOGETHER


"There is but one entrance by sea into this country, and that is at the mouth of a very goodly bay... Within is a country that may have prerogative over the most pleasant places known... ***heaven and earth never agreed better to frame a place for man's habitation..."***

— Captain John Smith



During his 1608 exploration, Captain John Smith explored the rivers and creeks that later became defined as the waterways of Lancaster County. The region, having been claimed for the Crown, was launched into an agrarian economy. Crops could be grown at the water's edge, harvested, and shipped abroad from local wharves. The agrarian economy was soon partnered by aquaculture, as fish, oysters and crabs were abundant in local waters.

Historical records indicate that Lancaster County was created by the General Assembly in 1651, the twelfth county in the youthful Virginia colony. There is controversy, though, as to whether Lancaster County actually came into existence on March 26 or on September 16, the differentiation a result of unclear County records and official boundaries which defined Lancaster County.

In this pastoral countryside interlaced with creeks, streams and branches of historic rivers, the beauty of Lancaster County's countryside continues to invite settlers as it did when Captain John Smith explored in 1608, as it did when James River tobacco planters sought new fields, as it did when Robert "King" Carter was the wealthiest and most powerful Virginian of his time. Over the years many have been attracted to this peaceful ambiance so that today growth is abounding, new neighborhoods and businesses are flourishing, and families continue to be drawn here for the serenity and hospitality that have become the County's hallmark.

There is no question about the fact that Lancaster County enriches the pages of every Virginia history book. In fact, the history of the New World itself would be incomplete without the significant texture Lancaster County has interwoven in its fabric.

Thus, for those whose families have plowed the soil and reaped the bounties of our waters for generations, and for those newcomers who have succumbed to the unique enchantment the County offers, a 350th Anniversary is, indeed, a cause for celebration!

Amidst cannon fire, music and song, thousands gathered to celebrate Lancaster County's local history, its impact on the present, and its promise for the future.



For her love of Lancaster County and her own family heritage, Ms. Louise de Jarnette Jesse was elected Chair for the 350th Celebration. Ms. Jesse was raised at Epping Forest, homeplace of Mary Ball Washington, mother of our Nation's first president. So, it can be said that Ms. Jesse and Mary Washington have a common bond: they are both children of Epping Forest. This historical circumstance has created for Ms. Jesse an innate affection for Lancaster County, a quality which endowed her with a passion for marking the 350th celebration with flair, dignity and festivity.



Thus, on March 31, 2001, after legions of volunteers on various committees had donated their time and energy to this anniversary, celebrants gathered on land that might be called Courthouse Green, an appropriate setting across from the Courthouse itself, adjacent to Mary Ball Washington Museum and Library, the earliest jail and the first clerk's office.

The cool and cloudy day was predisposed to the festivities of a parade with marching bands and floats, tours of historic sites, food and exhibition booths, musical concerts, and the consumption of a six-foot-long birthday cake. Amidst cannon fire, music and song, thousands gathered to celebrate Lancaster County's local history, its impact on the present, and its promise for the future. Laurel Taylor of Lancaster County, the tenth grand niece of Francis Scott Key, sang the National Anthem. Opening remarks were offered by Master of Ceremonies and Chairman of the Lancaster County Board of Supervisors, F.W. "Butch" Jenkins, Jr.; 350th Anniversary Commission Chair, Louise Jesse; First District U.S. Representative, JoAnn S. Davis; Virginia Lieutenant Governor, John H. Hager; District 28 Virginia Senator, John H. Chichester; and District 99 Delegate, Albert C. Pollard, Jr.

The keynote speaker, historian, author and professor, Alf J. Mapp, Jr., expressed his delight in seeing *"Lancaster County grow in character, culture and creativity."* He suggested that today's youth could follow in the footsteps of other famous Virginians as state, national and world leaders. Virginia is, after all, *"home of Presidents."*

To ponder Lancaster County being 350 years old is to honor its essence.



Mapp, a noted Jeffersonian scholar, reminisced with fondness the 300th Anniversary of Lancaster County in 1951. He, in fact, was the escort to Virginia Dix McGinnes Webb, Queen of the County's tri-centennial celebration. Mapp himself maintains a home in Lancaster County and is a grand-child of Lancaster ancestors. He is the author of many books, including *Bed of Honor* highlighting the history of Lancaster County.

But this was merely the kick-off. Throughout the following months, Lancaster County's 350th Anniversary was thematically interwoven into such annual County events as Fire and Rescue Festivals, the Fourth of July Festival, and the annual Bay Seafood Festival. It was a year of street dances, sidewalk sales, music festivals, parades and band concerts, all leading up to the Anniversary's grand finale, the 350th Ball!

What a Saturday night! Some 400 revelers in period costumes or formal attire gathered at Bel Air Mansion on the Rappahannock River for the party of parties. Music wafted throughout the air like cool breezes, dancing with the aromas of fried oysters, crab cakes, smoked turkey, glazed ham, collard greens and traditional desserts, all enhanced by excellent wines and spirits. The past was evoked, the present was curtsied to, and the future was welcomed with open arms as current residents mingled with members of founding families to honor Lancaster County.

It must be recorded that in the face of these festivities there was an appropriately serious meditation for the events of September 11, 2001, which had *"shaken our freedom to its very core,"* Lancaster County notwithstanding. Ms. Jesse continued with conviction, *"This evening as we toast old friends and get acquainted with new ones, let us raise a glass and toast our resolve and may God truly bless our County, our Commonwealth, and most especially our United States of America."*

There on the same soil where a nation was bred, where leaders and heroes learned the values of life, where glorious old homesteads still set the examples of the American family, time may often stand still on quiet summer mornings. But it is momentary. Time is an essence, like the trees and rivers that grow and flow, mingling the past with the future but always constant. To ponder





Lancaster County being 350 years old is to honor its essence. No states in our country, and fewer counties in our Commonwealth, can be so proud of its age and boast such a party in its honor. Lancaster County has earned it, from the opening cannon fire to the closing dance tune. May its "resolve" be always.

Photography courtesy of Robert Mason and Marianne Henderson

TO OUR STOCKHOLDERS

Bay Banks of Virginia enjoyed another fine year in 2001, though we, as all Americans, were sobered by the events that took place on and since September 11. While the attacks were horrific, the heroism and courage that followed was inspiring and has strengthened us as a nation. Despite these events and a business environment that was increasingly challenging during the year, we accomplished substantially all of our key strategic and financial objectives. With a year full of challenges, change and progress, our Company did produce record revenues, managed expenses wisely and expanded capabilities that continued to move us forward in our journey to remain an integrated financial services leader.

INCOME UP 25%

Net income for 2001 was a near record $2.0 million — up from $1.6 million in 2000, an increase of 25%. On a per share basis, 2001 earnings were $1.74, also a 25% increase over the previous year.

REVENUES SET RECORD

Revenues established a record of $17.8 million, 4% higher than our prior record level. Our net interest margin did improve to 3.86% in 2001 from the prior year's 3.53%. While we did experience an increase in our interest margins, compression of margins has been prevalent throughout our industry, and the growth in non-interest revenues is important to assist in compensating for the pressures placed on these margins. For this reason, it is pleasing to report that non-interest income grew 21%. Net-interest income as a percentage of revenue was 12%, up from 10% the two prior years. Increasing this component of our income statement has been an objective, and it is pleasing to see this type of growth. Non-interest expenses increased at a slower rate of 13% — an increase principally precipitated by operating a full year in our two new Northumberland County offices and the expansion of our Bank's Operations Center.

LOANS SET RECORD

Net Loans at year-end surpassed the $150 million mark and ended the year at $150.3 million. While this was a 2% increase over the 2000 report, it is



Austin L. Roberts, III and Ammon G. Dunton, Jr.

worthy of note that loans originated and closed during 2001 totaled $102.4 million. This was 17% greater than closings in 2000 and established a new record for gross loan production by $14.5 million. However, offsetting this record-setting production was an almost equal amount of loan pay-offs, caused by the most competitive loan marketplace we have ever seen. While we remain the Northern Neck's leading lending institution, we have found many distant organizations entering our market and actively soliciting our customers. It is also worthy to note that the refinancing activity that caused this appears to have subsided. Additionally, our efforts to diversify our loan portfolio continue. Consequently, at the end of 2001 the loan mix was 76% real estate mortgages, 10% commercial, and 14% consumer. By comparison, in 1999 commercial loans comprised 7% of total loans.

DEPOSITS SET RECORD

Deposits exceeded $222 million, increasing 9% to an all-time record high. In the Northern Neck, we again increased deposits faster than the deposits of the market grew. Further, checking accounts also increased to a record $26.1 million, growth of more than $2.4 million or 10% greater than our 2000 checking account balances. We have always felt that checking accounts, a core financial relationship, are a good indicator of the strong support that we have from the individuals in our marketplace. As of June 30, 2001 we held a 28.3% share of deposits, the largest market-share of the Northern Neck. This exceeds our closest competitor's deposit market-share by nearly 2%. Results such as these validate our commitment to provide our customers with services which exceed their expectations and cause us to remain resolved to our philosophy of "Respect the Individual — Value the Relationship."

ASSET QUALITY STRONG

The quality of our assets that was strong as we began 2001 only got stronger over the year. Asset quality results as of December 31, 2001, included:

- Non-performing asset ratio was .11%, well below the industry average of .70%
- Loan losses ratio for the past year was .13%, 75% below the industry average of .59%
- Reserve coverage of total loans was .98%, an increase from .92% reported in 2000
- Loans delinquent more than one month equaled 1.13% of total loans, while our peers report a delinquency rate of 2.63%

All of these ratios demonstrate the high quality of our loan portfolio. Not only is the quality of our loan portfolio quite good, but the majority of our loans are well secured, which helps our Bank withstand any unanticipated difficulties.

CAPITAL STRONG

We achieved these fine results while maintaining our strong financial position.

At year-end, our total risk-based capital ratio was 13.3%, and our Tier 1 leverage ratio stood at 8.5%. Both of these ratios exceeded regulatory standards of 10.0% and 5.0% respectively. It has always been our desire to have a strong capital foundation, and as can be seen from above ratios, we are in that position. Further, we continue to be rated by the FDIC as a "Well Capitalized" institution, the highest classification that can be earned. It is also worthy of note that all the rating groups we are aware of have given the capital position of our Company high marks, and we remain among the most credit-worthy institutions in the Country.

INSTITUTION EXPANDS

Since 1998, our financial institution has witnessed much growth. We have grown into Northumberland, Richmond and Westmoreland Counties from our Lancaster County base. Each of the areas we have expanded into has seen growth in deposits and loans. Since being a part of our Company:

- Our Warsaw office has more than doubled its deposits
- Our Montross office increased its deposits by more than $7 million, surpassing the $20 million mark
- Our Northumberland offices in their first year of operation have increased their deposits by 15%
- In aggregate, these offices have generated over $20 million in net loans

We are very pleased with these results, and look forward to continuing our success in the future.

As we reported with pleasure last year, Mr. Robert C. Berry, Jr. joined our Company in February 2001 as the President and Chief Executive Officer of Bay Trust Company. Bay Trust under his first year of leadership reported revenues of $811 thousand. This is an increase of 21% over the revenues of 2000, and a 54% increase since 1999 when Bay Trust began operating as an independent trust company. Results such as this provide tangible support for our decision to expand beyond traditional trust services to include wealth management and financial planning.

Whether it is expansion in the geographic areas we have the pleasure of serving or expansion of the products and services we provide, we have had demonstrated successes. It is gratifying to be able to make these reports.

DIVIDENDS INCREASE

For the 30th consecutive year, your Board of Directors approved an increase in dividends. Our Mission Statement commits our Company to an increasing flow of dividends, and again this year we met this commitment. In December, the Board declared a quarterly dividend rate of $.24 per share, a 4% increase. This increase is twice the prevailing inflation rate and is a tangible expression of our confidence in the future of the Company, Bank of Lancaster and Bay Trust Company.

VALUES BUILT

Putting our customers first and working together as a team are central to our strategy of developing and nurturing customer relationships which are built on trust and confidence. Identifying and meeting customer needs are the hallmark of our success, and that is exactly what the members of the Bay Banks of Virginia's family are doing each day. We believe that there is no better way to create loyalty than to demonstrate that we are committed to helping our customers achieve their economic success and financial security.

There are many indications that we are being successful in creating value through our commitment to these values. Certainly all of the things we have reported above are marks of our accomplishment, with our leading 28.3% share of our market's deposits being among the most obvious. In addition, during the year we have received local, state and national recognition for our leadership — leadership that is grounded in our values. Among these indicators are:

- The readers of the Northern Neck News naming the Bank of Lancaster the Best Financial Institution in the Northern Neck for the second consecutive year
- Entrepreneur magazine naming the Bank of Lancaster the Commonwealth of Virginia's number two Top Lender for Entrepreneurs
- An article in the Banking Journal, which has a national circulation, recognizing our dedication to provide unique adult financial education
- National recognition for the creation of a three-module personal financial education program, provided to members of our Golden Advantage program and for individuals seeking their general education diploma
- An article in the ABA Education Foundation's national publication The Spirit of Giving concerning our dedication to ensuring that our youth have access to the resources they need to become successful adults

The real difference between corporations is not what they do, but how they do it, and this springs from what they believe. We believe in respecting each of our customers as a friend that extends beyond a warm greeting and a handshake to showing them dignity and courtesy. We believe in valuing their relationship by putting them first and striving to have understanding and knowledge — an understanding of our customers' needs and the knowledge to provide the right solutions to meet those needs. We believe in making our part of the world a better place than we found it because of our presence. To be true to these values will enable our Company to continue to grow, build value and prevail in our future.

OPPORTUNITIES ABOUND

George Merck II, while explaining the philosophy of the pharmaceutical company that bore his and his founding father's name, said, "We try to remember that medicine is for the patient ... It is not for profits. The profits follow, and if we have remembered that, (profits) have never failed to appear. The better we have remembered it, the larger we have been." The opportunity our Company and each of its more than 100 hometown bankers has is to stay true to our beliefs and our customers. By doing this, our customers and our communities will flourish and be strong. In turn, our Company will always manage to do well and those that have expressed confidence in us through their investment will see the long term value of this investment.

As always, we thank our customers for allowing us to be their financial service provider of choice, our shareholders for being their investment of choice and our employees for their dedication and loyalty. While we cannot guarantee that every year we will enjoy 25% increases in net income and the establishment of numerous records we do firmly believe that we have every opportunity to have a very bright future and are convinced more than ever that Bay Banks of Virginia has the right combination of philosophy, resources and strategies to continue to be most successful.



Ammon G. Dunton, Jr., *Chairman of the Board*



Austin L. Roberts, III, *President & CEO*

(Dollars in Thousands except per share amounts)

AT YEAR END	2001	2000	% Change
Assets	$245,594	$225,332	9.0%
Loans (Net)	150,253	147,678	1.7%
Deposits	219,194	200,178	9.5%
Stockholders' Equity			
Before SFAS 115 Adjustment	22,070	21,546	2.4%
after SFAS 115 Adjustment	22,617	21,287	6.2%
Book Value per share			
Before SFAS 115 Adjustment	$ 19.14	$ 18.54	3.2%
after SFAS 115 Adjustment	$ 19.61	$ 18.32	7.0%
AVERAGES FOR THE YEAR			
Assets	$228,412	$212,916	7.3%
Loans (Net)	150,193	140,596	6.8%
Deposits	202,223	183,791	10.0%
Stockholders' Equity after SFAS 115	22,215	20,115	10.4%
FOR THE YEAR			
Interest Income	$ 15,877	$ 15,507	2.4%
Interest Expense	7,321	8,303	(11.8%)
Net Interest Income	8,556	7,205	18.8%
Net Income	2,009	1,613	24.6%
per share	$ 1.74	$ 1.39	25.2%
Cash Dividends	1,076	997	7.9%
per share	$ 0.94	$ 0.86	9.3%
SIGNIFICANT RATIOS			
Risk Based Capital:			
Total Capital to Risk Weighted Assets	13.3%	13.6%	
Tier 1 Capital to Risk Weighted Assets	12.3%	12.7%	
Leverage Ratio	8.5%	8.3%	
Return on Average Assets	0.9%	0.8%	
Return on Average Equity	9.0%	8.0%	
Loan Loss Reserve to Loans	1.0%	0.9%	

The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of Bay Banks of Virginia, Inc., (the "Company"). This discussion should be read in conjunction with the financial statements and other financial information contained elsewhere in this annual report.

Bay Banks of Virginia, Inc., is a bank holding company, organized under the laws of Virginia on February 10, 1997. As of July 1, 1997, Bay Banks of Virginia, Inc., assumed ownership of 100% of the stock of the Bank of Lancaster. Prior to this date the Company operated as the Bank of Lancaster. In August of 1999, Bay Banks of Virginia formed Bay Trust Company. This subsidiary of the Holding Company was created to purchase the assets of the trust department of the Bank of Lancaster. This sale and transfer of assets was completed on December 31, 1999. As of January 1, 2000, the bank no longer owned or managed the trust function, and Bay Trust Company began operations as a subsidiary of Bay Banks of Virginia.

Summary Financial Information

2001 Compared to 2000

Bay Banks of Virginia, Inc. recorded earnings for 2001 of $2,008,839 or $1.74 per share as compared to 2000 earnings of $1,612,620 and $1.39 per share. This is an increase in net income of 24.6% over the prior period. Net interest income for 2001 increased to $8,556,491, up 18.8% as compared to $7,204,718 for 2000. Non-interest income, before net securities gains, for 2001, increased to $2,058,655 as compared to 2000 non-interest income, before net securities gains, of $1,695,968, an increase of 21.4%. Non-interest expenses increased to $7,473,316, up 14.7% over 2000 non-interest expenses of $6,517,439.

2000 Compared to 1999

Earnings for Bay Banks of Virginia, Inc., were $1,612,620 for 2000, down 25.9% as compared to 1999 earnings of $2,175,378. 2000 earnings per share were $1.39 as compared to 1999 earnings per share of $1.86. Net interest income was $7,204,718 for 2000 as compared to $7,623,997 for 1999. This represents a decrease of 5.5% over net interest income for 1999. Non-interest income, before net securities gains, for 2000 was $1,695,968, up 11.9% over 1999 non-interest income, before net securities gain, of $1,515,256. Non-interest expenses for 2000 were $6,517,439, up 10.4% as compared to 1999 non-interest expenses of $5,905,938.

Financial Analysis

Net Interest Income

The principal source of earnings for the Company is net interest income. Net interest income is the difference between interest and fees generated by earning assets and interest expense paid on deposits and other sources of funding. It is affected by variations in interest rates, the volume and mix of earning assets and interest-bearing liabilities, and the levels of non-performing assets.

Net interest income was $8.6 million in 2001, $7.2 million in 2000 and $7.6 million in 1999. This represents an increase in net interest income of 18.8% for 2001 as compared to 2000 and a decrease of 5.5% for 2000 over 1999.

The improvement in net interest income in 2001 was due mainly to the falling interest rate environment coupled with the Bank's liability sensitivity. The result was a more rapid decline in deposit rates than in asset rates. The Federal Reserve Open Market Committee reduced rates by 425 basis points (4.25 percentage points) throughout 2001. One of the Bank's largest deposit products is a savings account based on the prime rate with balances at year-end 2001 of $36.3 million. As prime decreased, the cost of these funds also decreased.

In reviewing net interest income, the impact of these factors becomes apparent by comparing interest expense in 2001, 2000 and 1999. Interest expense was $7.3 million in 2001, $8.3 million in 2000, and $6.5 million in 1999. This represents a decrease in interest expense of $1.0 million or 11.8% between 2001 and 2000. Net interest yield on earning assets on a fully tax equivalent basis was 4.2%, 3.8% and 4.3% for 2001, 2000 and 1999 respectively.

Non-Interest Income

Total non-interest income increased to $2.1 million in 2001 from $1.7 million in 2000 and $1.6 million in 1999. This represents an increase of 18.9% for 2001 over 2000 and an increase of 12.9% for 2000 over 1999.

Non-interest income is composed of income from fiduciary activities (Bay Trust Company), service charges on deposit accounts, other service charges and fees, including secondary market loan origination fees, gains on securities, and other miscellaneous income. Fiduciary income improved by $141 thousand during 2001 for an increase of 21.0% as compared to 2000. Fiduciary income increased by $141 thousand or 26.7% between 2000 and 1999. Service charges on deposits increased by $95 thousand, while other service charges increased by $86 thousand during 2001 as compared to 2000. Secondary market loan fees totaled $224 thousand in 2001 compared to $67 thousand in 2000, an increase of $157 thousand or 234%. Other income includes lease income, gains on the sale of foreclosed property, gains on the sale of fixed assets, and other income. Other income increased between 2001 and 2000 to $237 thousand from $197 thousand, an increase of 20.5%. Other income for 1999 was $225 thousand.

While securities trading is not part of the core operating business of the Company and is therefore not budgeted, the Company may sell a portion of its investment portfolio as a means to fund loan growth. Sales of securities during 2001 resulted in net gains of $22 thousand.

Non-Interest Expense

During 2001, non-interest expense increased to $7.5 million from $6.5 million in 2000 and $5.9 million in 1999. This represents an increase of 14.7% for 2001 over 2000 and 10.4% for 2000 over 1999. Non-interest expense is composed of salaries and benefits, occupancy expense, FDIC assessments, and other expense. Salary and benefit expense is the major component of non-interest expense, and has increased 18.2% and 16.1% for 2001 and 2000, respectively. Bank of Lancaster purchased two branches of a regional bank in the fourth quarter of 2000. Staff increases related to this acquisition and other additional staffing resulted in the greatest portion of the increase in salaries and benefits.

Occupancy expense for 2001 was $804 thousand as compared to $682 thousand for 2000. This is an increase of 17.9% for 2001 over 2000. A portion of this increase is related to the aforementioned acquisition of two branches, and the renovation of the Bank's operations center. For the comparable period, 2000 over 1999, occupancy expense increased 1.2%. Other expense for 2001 was $2.6 million as compared to $2.4 million for 2000. This was an increase in other expense of 8.9% for 2001 over 2000.

Assets

As of December 31, 2001, the Company had total assets of $245.6 million as compared to 2000 balances of $225.3 million. Total assets increased by 9.0% for 2001 as compared to 2000. Loan growth was moderate throughout 2001 while deposit growth was strong in the second half of the year. At year-end 2001, deposits totaled $219.2 million as compared to $200.2 million at year-end 2000, an increase of 9.5%.

Loans

Loan demand was steady throughout 2001 as balances increased by $2.6 million or 1.7%. Year-end 2001 net loan balances were $150.3 million as compared to $147.7 million at year-end 2000. The loan portfolio is mainly composed of residential first mortgages. Real estate mortgage and construction loans in aggregate decreased to $115.5 million during 2001, from a total of $116.5 million at year-end 2000. This was due mainly to increased refinancing into the secondary market as those rates reached record lows. This was more than offset by commercial and consumer installment loan growth. Commercial loan balances increased to $13.5 million from $11.3 million, and consumer installment loans increased to $22.0 million from $20.6 million for 2001 over 2000, respectively. At year-end 2001, residential mortgages comprised 76.1% of total loans, commercial loans were 8.9% and consumer installment loans were 14.5%.

Provision and Allowance for Loan Losses

The provision for loan losses is a charge against earnings that is necessary to maintain the allowance for loan losses at a level consistent with management's evaluation of the loan portfolio's inherent risk. The 2001 provision was $325 thousand as compared to $250 thousand for 2000. Loans charged off during 2001 totaled $221 thousand versus $94 thousand for 2000. Recoveries were $19 thousand and $16 thousand for 2001 and 2000, respectively. The allowance for loan losses, as a percentage of year-end loans, was 1.0% for 2001 and 0.9% for 2000.

As of December 31, 2001, loans upon which the accrual of interest had been discontinued were $163 thousand. Loans upon which the accrual of interest had been discontinued at year-end 2000 were $25 thousand. Other real estate owned, including foreclosed property, at year-end 2001 was $614 thousand as compared to $805 thousand for 2000. The Company maintains properties in other real estate owned at fair value and expects no losses.

Loans still accruing interest but delinquent ninety days or more were $825 thousand, or 0.5%, of total loans at December 31, 2001. These balances were $758 thousand, or 0.5%, for the comparable period in 2000.

The allowance for loan losses is analyzed for adequacy on a quarterly basis to determine the required amount of provision. A loan-by-loan review is conducted on all classified loans. Inherent losses on these individual loans are determined and these losses are compared to historical loss data for each loan type. Management then reviews the various analyses and determines the appropriate allowance. As of December 31, 2001, management considered the allowance for loan losses to be a reasonable estimate of potential loss exposure inherent in the loan portfolio.

Deposits

As of December 31, 2001, the Company maintained total deposits of $219.2 million. This compares to $200.2 million for 2000. Deposits increased by 9.5% for 2001 as compared to 2000, with much of this increase occurring in the second half of 2001. Demand deposits increased to $26.1 million during 2001 from $23.8 million at year-end 2000. Savings and NOW account balances increased to $102.1 million during 2001 from $100.5 million at year-end 2000. Other time deposits grew to $91.0 million from $75.9 million at year-end 2000.

Securities

As of December 31, 2001, investment securities totaled $48.0 million. Year-end balances for 2000 were $52.6 million. All of the Company's securities are classified as available for sale. Available for sale securities are eligible for sale for general liquidity needs, should loan demand require funding, or if prepayment risk requires action. Available for sale securities are carried at fair market value. Throughout 2001, the Company received $12.7 million in sales and maturities from the investment portfolio, and purchased $6.9 million.

Liquidity, Interest Rate Sensitivity and Inflation

Sources of liquidity include core deposits, the investment portfolio and balances held as Federal Funds sold. Cash flows are managed to ensure availability of liquidity to fund loan growth or unanticipated declines in deposit balances. As of December 31, 2001, approximately 6.0% of the investment portfolio will mature within one year or less. This compares to a 9.6% maturity ratio for 2000. At year-end 2001, the Company had approximately $2.9 million in securities with maturities of one year or less and $25.2 million in Federal Funds sold balances. Additional liquidity sources include overnight lines of credit with corresponding banks equaling $15.9 million and available credit at the Federal Home Loan Bank of Atlanta in the amount of $20.0 million. These credit lines were not used in 2001, as sufficient funding was available from growth in deposits.

The Company employs a variety of measurement techniques to identify and manage its exposure to changing interest rates and subsequent changes in liquidity. The company utilizes advanced simulation models that estimate interest income volatility and interest rate risk, and regularly investigates potential external influences. In addition, the Company utilizes an Asset Liability Committee composed of appointed members from management and the Board of Directors. The end result is significant managerial attention to interest income volatility that may result from changes in the level of interest rates, basic interest rate spreads, the shape of the yield curve and changing product patterns.

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money, over time, due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same magnitude as the prices of goods and services. Another impact of inflation is on non-interest expenses, which tend to rise during periods of general inflation. The values of real estate held as collateral by the Company for loans and foreclosed property could be affected by inflation or changing prices due to market conditions.

Falling interest rates in 2001 resulted in an increasing spread in net interest margins within the Bank. Net interest yield on average earning assets was 4.2% in 2001, up from 3.8% in 2000, and 4.3% in 1999. Coupled with the Bank's short term liability sensitivity, this caused net interest income to increase from $7.2 million in 2000 to $8.6 million in 2001.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. As discussed previously, management attempts to maintain a favorable position between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

Capital Resources

Equity growth in the Company is supported by three methods; retained earnings, dividend reinvestment and the exercise of stock options granted to officers. The primary method of supporting growth is achieved through retained earnings. During 2001, 53.6% of net income was paid to stockholders as dividends. This pay out ratio was 61.8% in 2000 and 41.8% in 1999. A portion of the Company's stock repurchases also reduces retained earnings. After accounting for dividends and stock repurchases, the Company retained between 17.1% and 48.0% of net income in the prior three years.

In addition, the Company employs a dividend reinvestment plan in which each stockholder has the option to participate. The plan provides the Company's stockholders an opportunity to use dividends received to purchase authorized but unissued shares at the current market price and with no commission.

Total capital, or shareholders' equity, as of December 31, 2001 was $22.1 million before unrealized gains or losses on investments. This is an increase of 2.4% over the 2000 capital position of $21.5 million.

The Company accounts for unrealized gains or losses in the investment portfolio by adjusting capital for any after tax effect of that gain or loss at the end of a given accounting period. Net unrealized gains were $547 thousand at December 31, 2001, as compared to unrealized losses of $260 thousand at year-end 2000.

The Company is required to maintain minimum amounts of capital to total "risk weighted" assets as defined by Federal Reserve Capital Guidelines. According to "Capital Guidelines for Bank Holding Companies," the Company is required to maintain a minimum Total Capital to Risk Weighted Asset ratio of 8.0%, a Tier 1 Capital to Risk Weighted Asset ratio of 4.0% and a Tier 1 Capital to Adjusted Average Asset ratio (Leverage ratio) of 4.0%. As of December 31, 2001, the Company maintained these ratios at 13.3%, 12.3%, and 8.5%, respectively.

Book value per share of common stock was $19.61 on December 31, 2001, $18.32 on December 31, 2000, and $16.91 on December 31, 1999. Cash dividends paid during 2001 were $1,076 million or $0.94 per share. In 2000 and 1999, cash dividends paid were $997 thousand and $910 thousand, respectively. Total shares outstanding on December 31, 2001 and 2000 were 1,153,281 and 1,161,968, respectively.

Forward-Looking Statements

In addition to the historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of the Bank, and the Holding Company's actual results could differ significantly from those discussed in the forward looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in economic conditions in the Company's (or Bank's) market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market, and competition. Any of these factors could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from banks	$ 9,290,717	$ 6,538,567
Interest-bearing deposits	176,617	259,994
Federal funds sold	25,235,480	4,757,000
Investment securities available-for-sale	47,993,730	52,582,952
Loans receivable, net	150,252,556	147,677,876
Premises and equipment, net	6,943,494	6,778,080
Accrued interest receivable	1,562,917	1,778,791
Other real estate owned	614,073	804,507
Other assets	3,524,609	4,153,962
Total assets	$245,594,193	$225,331,729
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Demand deposits	$ 26,108,393	$ 23,817,684
Savings and NOW deposits	102,121,408	100,481,431
Other time deposits	90,963,764	75,878,971
Total deposits	219,193,565	200,178,086
Other liabilities		
Securities sold under repurchase agreements	2,860,274	2,805,091
Other liabilities	923,563	1,061,760
Total other liabilities	3,783,837	3,866,851
Total liabilities	222,977,402	204,044,937
Shareholders' Equity		
Common stock—$5 par value		
Authorized—5,000,000 shares;		
Outstanding—1,153,281 and 1,161,968 shares	5,766,405	5,809,841
Additional paid-in capital	3,940,720	3,887,823
Retained earnings	12,363,054	11,848,640
Accumulated other comprehensive income (loss)	546,612	(259,512)
Total shareholders' equity	22,616,791	21,286,792
Total liabilities and shareholders' equity	$245,594,193	$225,331,729

See Notes to Consolidated Financial Statements.

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest Income			
Loans, including fees	$12,815,077	$12,148,059	$10,373,684
Investment securities:			
Taxable	2,230,693	2,589,620	2,746,521
Tax-exempt	500,294	623,527	842,585
Federal funds sold	331,131	146,178	194,382
Total interest income	15,877,195	15,507,384	14,157,172
Interest Expense			
Deposits	7,230,852	7,740,488	6,429,810
Federal Home Loan Bank borrowings	—	377,484	—
Federal funds purchased and securities sold under repurchase agreements	89,852	184,694	103,365
Total interest expense	7,320,704	8,302,666	6,533,175
Net Interest Income	8,556,491	7,204,718	7,623,997
Provision for loan losses	325,000	250,000	335,000
Net interest income after provision for loan losses	8,231,491	6,954,718	7,288,997
Non-Interest Income			
Income from fiduciary activities	810,735	669,892	528,885
Service charges on deposit accounts	460,281	364,798	352,644
Other service charges and fees	550,552	464,564	409,016
Net securities gains	22,269	53,793	34,751
Other income	237,087	196,714	224,711
Total non-interest income	2,080,924	1,749,761	1,550,007
Non-Interest Expenses			
Salaries and employee benefits	4,050,904	3,428,215	2,953,011
Occupancy expense	804,325	682,045	673,865
Deposit insurance premium	36,284	35,933	22,096
Other expenses	2,581,803	2,371,246	2,256,966
Total non-interest expenses	7,473,316	6,517,439	5,905,938
Income before income taxes	2,839,099	2,187,040	2,933,066
Income tax expense	830,260	574,420	757,688
Net Income	$ 2,008,839	$ 1,612,620	$ 2,175,378
Basic Earnings Per Share			
Average shares outstanding	1,155,261	1,159,349	1,167,467
Net income per share of common stock	$ 1.74	$ 1.39	$ 1.86
Diluted Earnings Per Share			
Average shares outstanding	1,172,403	1,181,202	1,187,295
Net income per share of common stock	$ 1.71	$ 1.37	$ 1.83

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2001, 2000 and 1999

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 1999	$5,823,640	$3,529,294	$10,528,706	$ 626,500	$20,508,140
Comprehensive income:					
Net income	—	—	2,175,378	—	2,175,378
Net changes in unrealized appreciation on available-for-sale securities, net of taxes of $1,058,856	—	—	—	(2,055,424)	(2,055,424)
Total comprehensive income (loss)	—	—	2,175,378	(2,055,424)	119,954
Cash dividends paid—$0.78 per share	—	—	(910,279)	—	(910,279)
Stock repurchase	(58,385)	(122,510)	(214,349)	—	(395,244)
Sale of common stock—					
Dividend reinvestment plan	56,152	310,127	—	—	366,279
Stock options exercised	5,210	18,665	(6,864)	—	17,011
Balance at December 31, 1999	5,826,617	3,735,576	11,572,592	(1,428,924)	19,705,861
Comprehensive income:					
Net income	—	—	1,612,620	—	1,612,620
Net changes in unrealized appreciation on available-for-sale securities, net of taxes of $602,425	—	—	—	1,169,412	1,169,412
Total comprehensive income	—	—	1,612,620	1,169,412	2,782,032
Cash dividends paid—$0.86 per share	—	—	(996,885)	—	(996,885)
Stock repurchase	(84,515)	(177,340)	(339,687)	—	(601,542)
Sale of common stock—					
Dividend reinvestment plan	47,739	291,562	—	—	339,301
Stock options exercised	20,000	38,025	—	—	58,025
Balance at December 31, 2000	5,809,841	3,887,823	11,848,640	(259,512)	21,286,792
Comprehensive income:					
Net income	—	—	2,008,839	—	2,008,839
Net changes in unrealized appreciation on available-for-sale securities, net of taxes of $415,276	—	—	—	806,124	806,124
Total comprehensive income	—	—	2,008,839	806,124	2,814,963
Cash dividends paid—$0.94 per share	—	—	(1,075,919)	—	(1,075,919)
Stock repurchase	(112,600)	(239,826)	(396,191)	—	(748,617)
Sale of common stock—					
Dividend reinvestment plan	45,479	257,425	—	—	302,904
Stock options exercised	23,685	35,298	(22,315)	—	36,668
Balance at December 31, 2001	$5,766,405	$3,940,720	$12,363,054	$ 546,612	$22,616,791

See Notes to Consolidated Financial Statements.

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash Flows From Operating Activities			
Net income	$ 2,008,839	$ 1,612,620	$ 2,175,378
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	512,716	455,993	436,631
Net amortization and accretion of securities	27,711	88,181	47,663
Provision for loan losses	325,000	250,000	335,000
Net securities gains	(22,269)	(53,793)	(34,751)
(Gain) loss on sale of other real estate owned	103,865	13,886	(25,372)
Deferred income taxes	(166,515)	(19,559)	(159,719)
Accrued income and other assets	596,466	(1,583,844)	417,945
Other liabilities	(138,197)	(19,766)	173,818
Net cash provided by operating activities	3,247,616	743,718	3,366,593
Cash Flows From Investing Activities			
Proceeds from maturities of available-for-sale securities	10,004,309	3,027,884	6,792,575
Proceeds from sale of available-for-sale securities	2,695,390	3,220,033	5,906,007
Purchases of available-for-sale securities	(6,894,519)	(3,923,540)	(9,987,770)
Increase in interest bearing deposits	83,377	(159,994)	(92,415)
Net change in Federal funds sold	(20,478,480)	(4,757,000)	12,007,706
Loan originations and principal collections, net	(3,040,705)	(17,536,337)	(17,124,026)
Proceeds from sale of other real estate owned	227,594	151,703	711,733
Purchase of premises and equipment	(678,130)	(2,280,349)	(690,557)
Additions to other real estate owned	—	(4,956)	(97,849)
Net cash used in investing activities	(18,081,164)	(22,262,556)	(2,574,596)
Cash Flows From Financing Activities			
Net change in demand, savings and NOW deposit accounts	3,930,686	6,562,133	(6,875,819)
Net increase in time deposits	15,084,793	15,913,986	6,308,935
Net increase in securities sold under repurchase agreements	55,183	1,521,767	697,096
Proceeds from issuance of common stock	339,572	397,326	383,290
Dividends paid	(1,075,919)	(996,885)	(910,279)
Repurchase of stock	(748,617)	(601,542)	(395,244)
Net cash provided by (used in) financing activities	17,585,698	22,796,785	(792,021)
Net increase (decrease) in cash and due from banks	2,752,150	1,277,947	(24)
Cash and due from banks at January 1	6,538,567	5,260,620	5,260,644
Cash and due from banks at December 31	$ 9,290,717	$ 6,538,567	$ 5,260,620
Supplemental Disclosures:			
Interest paid	$ 7,442,157	$ 8,096,843	$ 6,490,883
Income taxes paid	$ 576,400	$ 548,340	$ 420,618
Unrealized gain (loss) on investment securities	$ 1,221,400	$ 1,771,837	$ (3,114,280)
Loans transferred to other real estate owned	$ 141,025	$ 40,097	$ 96,260

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Principles of consolidation. The consolidated financial statements of the Company include the accounts of Bay Banks of Virginia, Inc. and its subsidiaries, Bank of Lancaster and Bay Trust Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of business. Bay Banks of Virginia, Inc. is a bank holding company that conducts substantially all of its operations through its subsidiaries, Bank of Lancaster and Bay Trust Company.

The Bank of Lancaster is state-chartered and a member of the Federal Reserve System and services individual and commercial customers, the majority of which are in the Northern Neck of Virginia. The Bank has offices in the counties of Lancaster, Northumberland, Richmond, and Westmoreland, Virginia. Each branch offers a full range of deposit and loan products to its retail and commercial customers. A substantial amount of the Bank's deposits are interest-bearing. The majority of the Bank's loan portfolio is secured by real estate.

Bay Trust Company offers full service trust and estate planning from its office on Main Street in Kilmarnock, Virginia. Bay Trust Company offers testamentary trust, revocable and irrevocable personal, managed agency, and custodial trusts, as well as discount brokerage services.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The amounts recorded in the financial statements may be affected by those estimates and assumptions. Actual results may vary from those estimates.

Estimates are used primarily in developing the allowance for loan losses, in estimating the economic life of loan fees and costs, in determining the market value of investment securities, in computing deferred tax assets, in determining the estimated useful lives of premises and equipment, and in the valuation of other real estate owned.

Securities available-for-sale. Debt and equity securities are classified as available-for-sale and carried at fair value, with unrealized gains and losses, net of tax, excluded from income and reported as a separate component of comprehensive income until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Securities sold under repurchase agreements. Securities sold under repurchase agreements, which are classified as secured borrowings, generally mature within one year from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Loans receivable and allowance for loan loss. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any unearned discount and fees and costs on originating loans.

Loan origination fees and certain direct origination costs for real estate mortgage loans are capitalized and recognized as an adjustment of the yield of the related loans.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Premises and equipment. Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the premises and equipment.

Note 1. Nature of Business and Significant Accounting Policies—(Concluded)

Other real estate owned. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value on the date of foreclosure to establish a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell.

Income taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Pension benefits. The noncontributory defined benefit pension plan covers substantially all full-time employees. The plan provides benefits that are based on employees' average compensation during the five consecutive years of highest compensation. The funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as may be determined to be appropriate from time-to-time.

Trust assets and income. Customer assets held by the trust company, other than cash on deposit, are not included in these financial statements, since such items are not assets of the trust company. Trust fees are recorded on the accrual basis.

Earnings per share. Earnings per share is calculated by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. The assumed exercise of stock options is included in the calculation of diluted earnings per share.

Restrictions on retained earnings. Federal regulations limit the payment of dividends in any calendar year to the net profits for the year combined with the retained net profits of the preceding two calendar years, without prior approval of the regulators.

Off-balance-sheet financial instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments such as home equity lines of credit, commitments under credit card arrangements and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Significant group concentration of credit risk. Most of the Company's business activity is with customers located in the counties of Lancaster, Northumberland, Richmond and Westmoreland, Virginia. The Company makes residential, commercial and consumer loans and approximately 76% of the loan portfolio is comprised of real estate mortgage loans, which primarily are for single-family residences. The adequacy of collateral on real estate mortgage loans is highly dependent on changes to real estate values. During the year, the Company maintains cash deposits or due from correspondent banks balances in excess of federally insured limits.

Advertising. Advertising costs are expensed as incurred.

Reclassifications. Certain amounts in the financial statements have been reclassified to conform with classifications adopted in 2001.

Note 2. Securities Available-for-Sale

The carrying amounts of debt and other securities and their approximate fair values at December 31, 2001 and 2000, follow:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001:				
U.S. Government agencies	$ 6,693,947	$152,679	$ 19,275	$ 6,827,351
State and municipal securities	20,978,986	436,702	38,745	21,376,943
Other securities	19,492,597	369,727	72,888	19,789,436
	$47,165,530	$959,108	$130,908	$47,993,730

Note 2. Securities Available-for-Sale — (Concluded)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2000:				
U.S. Treasury securities	$ 499,608	$ 237	$ —	$ 499,845
U.S. Government agencies	9,631,914	7,361	61,258	9,578,017
State and municipal securities	20,926,351	155,756	169,409	20,912,698
Other securities	21,918,279	13,888	339,775	21,592,392
	$52,976,152	$177,242	$570,442	$52,582,952

Gross realized gains and gross realized losses on sales of securities were as follows:

	2001	2000	1999
Gross realized gains	$22,269	$58,242	$34,751
Gross realized losses	$ —	$ 4,449	$ —

The scheduled maturities of securities available-for-sale at December 31, 2001, were as follows:

	Available-for-Sale Securities	
	Amortized Cost	Fair Value
Due in one year or less	$ 2,841,835	$ 2,872,858
Due from one year to five years	28,024,850	28,664,141
Due from five to ten years	15,576,604	15,721,962
Due after ten years	722,241	734,769
	$47,165,530	$47,993,730

Securities carried at $5,592,820 at December 31, 2001, and $5,226,096 at December 31, 2000, were pledged to secure public deposits as required by law.

Note 3. Loans

The components of loans in the balance sheets were as follows:

	2001	2000
Real estate mortgage loans	$115,473,765	$116,547,606
Commercial loans	13,465,591	11,279,090
Installment loans	21,962,971	20,589,724
Net deferred loan costs and fees	843,292	631,298
	151,745,619	149,047,718
Allowance for loan losses	(1,493,063)	(1,369,842)
	$150,252,556	$147,677,876

Loans upon which the accrual of interest has been discontinued totaled $163,325 at December 31, 2001. There were $25,067 non-accrual loans at December 31, 2000.

Note 3. Loans — (Concluded)

An analysis of the change in the allowance for loan losses follows:

	2001	2000	1999
Balance, beginning of year	$1,369,842	$1,197,843	$1,011,935
Provision for loan losses	325,000	250,000	335,000
Recoveries	19,157	16,106	15,492
Loans charged off	(220,936)	(94,107)	(164,584)
Balance, end of year	$1,493,063	$1,369,842	$1,197,843

Loans having carrying values of $141,025 and $40,097 were transferred to other real estate owned in 2001 and 2000, respectively.

Note 4. Premises and Equipment

Components of premises and equipment included in the balance sheets at December 31, 2001 and 2000, were as follows:

	2001	2000
Land	$ 674,430	$ 674,430
Buildings and improvements	5,364,241	5,299,618
Furniture and equipment	5,136,608	4,523,101
Total cost	11,175,279	10,497,149
Less accumulated depreciation	4,231,785	3,719,069
Net book value	$ 6,943,494	$ 6,778,080

Note 5. Other Time Deposits

The aggregate amount of other time deposits, each with a minimum denomination of $100,000, was $23,431,128 and $18,899,222 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of all time deposits are as follows:

2002	$41,004,379
2003	7,688,716
2004	2,345,592
2005	996,102
2006	38,905,680
Thereafter	23,295
	$90,963,764

Note 6. Income Taxes

The provision for income taxes consisted of the following for the years ended December 31:

	2001	2000	1999
Currently payable	$663,745	$554,861	$597,969
Deferred	166,515	19,559	159,719
	$830,260	$574,420	$757,688

Note 6. Income Taxes — (Concluded)

The reasons for the differences between the statutory Federal income tax rates and the effective tax rates are summarized as follows:

	2001	2000	1999
Statutory rates	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
Effect of tax-exempt income	(4.9)	(7.9)	(8.1)
Other, net	.1	—	(.1)
	29.2%	26.1%	25.8%

The components of the net deferred tax assets and liabilities included in other assets (liabilities) are as follows at December 31:

	2001	2000
Deferred tax assets		
Allowance for loan losses	$ 384,564	$ 342,669
Net unrealized loss on available-for-sale securities	44,509	193,950
Deferred compensation	101,842	141,065
Other, net	48,175	49,082
	579,090	726,766
Deferred tax liabilities		
Net unrealized gain on available-for-sale securities	(326,097)	(60,262)
Pension plan	(151,003)	(95,264)
Depreciation	(225,353)	(166,326)
Deferred loan fees and costs	(430,926)	(377,100)
Other, net	(30,936)	(31,248)
	(1,164,315)	(730,200)
Net deferred tax asset (liability)	$ (585,225)	$ (3,434)

Note 7. Pension Plan

The following tables set forth the Pension Plan's changes in benefit obligation, plan assets, funded status, assumptions and the components of net periodic benefit cost recognized in the Bank's financial statements at December 31:

	2001	2000	1999
Change in benefit obligation			
Benefit obligations at beginning of year	$1,457,171	$1,231,306	$1,490,044
Service cost	128,478	111,616	93,176
Interest cost	109,288	92,279	110,157
Actuarial gain (loss)	(17,491)	43,809	53,666
Benefits paid	(208,273)	(21,839)	(515,737)
Benefit obligation at end of year	1,469,173	1,457,171	1,231,306

Note 7. Pension Plan — (Concluded)

	2001	2000	1999
Change in plan assets			
Fair value of plan assets at beginning of year	$1,361,628	$1,134,664	$1,469,156
Actual return on plan assets	(139,370)	124,762	72,667
Employer contributions	163,940	124,041	108,578
Benefits paid	(208,273)	(21,839)	(515,737)
Fair value of plan assets at end of year	1,177,925	1,361,628	1,134,664
Funded status	291,248	95,543	96,642
Unrecognized prior service cost	(123,362)	(139,734)	(156,106)
Unrecognized transition obligation	36,617	54,923	73,229
Unrecognized actuarial gain	(521,739)	(291,283)	(289,773)
Prepaid benefit cost	$ 317,236	$ 280,551	$ 276,008
Weighted-average assumptions as of December 31:			
Discount rate	7.5%	7.5%	7.5%
Expected return on plan assets	9.0%	9.0%	9.0%
Rate of compensation increase	5.0%	5.0%	5.0%
Components of net periodic benefit cost			
Service cost	$ 128,478	$ 111,616	$ 93,176
Interest cost	109,288	92,279	110,157
Expected return on plan assets	(117,140)	(92,265)	(122,116)
Amortization of deferred actuarial gain	8,563	9,802	2,353
Amortization of prior service cost	16,372	16,372	16,372
Amortization of transition obligation	(18,306)	(18,306)	(18,306)
Net periodic benefit cost	$ 127,255	$ 119,498	$ 81,636

Note 8. Defined Contribution Retirement Plan

The Company has a 401(k) retirement plan covering substantially all employees who have completed six months of service. Employees may contribute up to 15% of their salaries and the Company matches 100% of the first 2% and 25% of the next 2% of employees' contributions. Additional contributions can be made at the discretion of the Board of Directors. Total Company contributions to the plan were $45,617, $43,062 and $41,452 in 2001, 2000 and 1999, respectively.

Note 9. Employee Stock Ownership Plan

The Company has a noncontributory Employee Stock Ownership Plan for the benefit of all eligible employees who have completed twelve months of service and who have attained the age of 21 years. Contributions to the plan are at the discretion of the Board of Directors. Contributions are allocated in the ratio to which the covered compensation of each participant bears to the aggregate covered compensation of all participants for the plan year. Allocations are limited to 25% of eligible participant compensation. Participant accounts are 30% vested after three years, 40% vested after four years with vesting increasing 20% each year thereafter, until 100% vested. The plan had 67,068 allocated shares as of December 31, 2001. Contributions to the plan were $90,000 in 2001 and $80,000 in 2000 and 1999, respectively. The contributions are reported as compensation. Dividends on the Company stock held by

Note 9. Employee Stock Ownership Plan — (Concluded)

the ESOP were $61,341, $53,600 and $47,021 in 2001, 2000 and 1999, respectively. Shares held by the ESOP are considered outstanding for purposes of computing net earnings per share.

Note 10. Shareholders' Equity

The Company is authorized to issue 2,000,000 shares of preferred stock with a par value of $5 per share. No preferred stock has been issued. The rights and preferences of any preferred shares will be determined by the Board of Directors upon issuance of the stock.

The Company has a dividend reinvestment plan under which shareholders may choose to receive additional shares of common stock in lieu of cash dividends. Shares were formerly issued at 95% of the market price on the dividend payment date. Beginning January 1, 2000, dividend reinvestment plan shares are issued at 100% of market price. Shares totaling 9,096 and 9,548 were issued in 2001 and 2000, respectively.

The Board has authorized the repurchase of 65,000 shares of outstanding Company stock. The number of shares repurchased was 11,677 in 1999, 16,903 in 2000 and 22,520 in 2001.

Note 11. Stock Option Plan

The Company has three incentive stock option plans. The 1985 incentive stock option plan expired in 1995 and no additional shares may be granted under this plan. Under the incentive stock option plan adopted in 1994, the Company may grant options to certain key employees for up to 75,000 shares. At December 31, 2001, the 1994 plan had 32,501 shares available for grant. Under both plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant and an option's maximum term is ten years. Options granted are exercisable only after meeting certain performance targets during a specified time period. If the targets are not met, the options lapse. The 1998 Non-Employee Directors Stock Option Plan grants an option for 250 shares to each director annually. The plan had 13,750 shares available for grant at December 31, 2001.

A summary of the status of the incentive stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

	Exercisable Stock Options			
	Outstanding Beginning of Year	Granted During the Year	Exercised During the Year	Outstanding At End of Year
2001				
Shares	60,392	8,807	(2,000)	67,199
Weighted average exercise price	$ 20.94	$ 33.64	$ 18.31	$ 24.14
2000				
Shares	51,562	12,830	(4,000)	60,392
Weighted average exercise price	$ 18.79	$ 31.25	$ 14.38	$ 20.94
1999				
Shares	42,650	10,162	(1,250)	51,562
Weighted average exercise price	$ 16.45	$ 27.50	$ 19.10	$ 18.79

Note 11. Stock Option Plan — (Concluded)

At December 31, 2001, exercise prices on outstanding options ranged from $11.00 to $35.00 per share and the weighted average remaining contractual life was 6.01 years.

The Company accounts for its stock option plans in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, which does not allocate costs to stock options granted at current market values. The Company could, as an alternative, allocate costs to stock options using option pricing models, as provided in Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*. Because of the limited number of options granted and the limited amount of trading activity in the Company's stock, management believes that the Company's stock options are best accounted for in accordance with APB Opinion No. 25.

However, had the Company accounted for its stock options in accordance with SFAS No. 123, net earnings and earnings per share would have been as follows for each of the years ending December 31,

	2001	2000	1999
Pro-forma reduction in net income	$(78,000)	$(89,000)	$(38,000)
Pro-forma earnings per share	$ 1.67	$ 1.31	$ 1.83

Pro-forma amounts were computed using a 6.0% discount rate over the term of the options and dividend rates which approximate current payments.

Note 12. Related Parties

The Company has entered into transactions with its directors and principal officers of the Company, their immediate families and affiliated companies in which they are the principal stockholders (related parties). The aggregate amount of loans to such related parties was approximately $2,026,255 and $3,531,560 at December 31, 2001 and 2000, respectively. All such loans, in the opinion of the management, were made in the normal course of business on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions.

Balance, December 31, 2000	$ 3,531,560
New loans	131,404
Repayments	(1,343,647)
Other changes	(293,062)
Balance, December 31, 2001	$ 2,026,255

Commitments to extend credit to directors and their related interests were $1,506,305 and $1,636,906 in 2001 and 2000, respectively.

Note 13. Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. At December 31, 2001, the Company was not involved in any litigation.

Note 14. Fair Value of Financial Instruments

The estimated fair values of the financial instruments at December 31, 2001, are shown in the following table. The carrying amounts in the table are included in the balance sheet under the applicable captions.

	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 9,290,717	$ 9,290,717
Interest-bearing deposits	176,617	176,617
Federal funds sold	25,235,480	25,235,480
Securities available-for-sale	47,993,730	47,993,730
Loans, net of allowance for loan losses	150,252,556	157,458,428
Financial liabilities:		
Non-interest bearing deposits	26,035,922	26,035,922
Savings and NOW deposits	102,121,408	102,160,387
Other time deposits	90,963,764	93,460,783
Securities sold under repurchase agreements	2,860,274	2,860,274
Off-balance-sheet liabilities:		
Commitments to extend credit	22,138,452	22,138,452

The above presentation of fair values is required by Statement on Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*. The fair values shown do not necessarily represent the amounts which would be received on immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

The carrying amounts of cash and due from banks, federal funds sold, non-interest bearing demand deposits, savings deposits, and commitments to extend credit represent items which do not present significant market risks, are payable on demand, or are of such short duration that carrying value approximates market value.

Securities available-for-sale are valued at the quoted market prices for the individual securities held. Therefore carrying value equals market value.

The fair value of loans is estimated by discounting future cash flows using the current interest rates at which similar loans would be made to borrowers.

Other time deposits are presented at estimated fair value using interest rates currently offered for deposits of similar remaining maturities.

Fair values for off-balance-sheet lending commitments is approximated by the carrying value.

Note 15. Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to adjusted average assets (as defined). At December 31, 2001, the Company met all capital adequacy requirements to which it is subject.

The Company is subject to the following capital requirements:

	Regulatory Minimum	Actual
Total capital to risk weighted assets	8.0	13.3
Tier 1 capital to risk weighted assets	4.0	12.3
Tier 1 capital to adjusted average assets	4.0	8.5

Note 16. Unconsolidated Financial Statements of Parent Company

Financial information pertaining only to Bay Banks of Virginia, Inc. is as follows:

	2001	2000
Condensed Balance Sheets		
Assets		
Cash and due from banks	$ 1,159,136	$ 194,573
Due from subsidiaries	136,745	569,844
Investment in subsidiaries	21,111,065	20,269,142
Premises and equipment, net	177,896	183,446
Other assets	280,907	339,999
Total assets	$22,865,749	$21,557,004
Liabilities and Shareholders' Equity		
Liabilities		
Deferred directors' compensation	$ 266,247	$ 316,542
Other liabilities	77,752	712
Total liabilities	343,999	317,254
Total shareholders' equity	22,521,750	21,239,750
Total liabilities and shareholders' equity	$22,865,749	$21,557,004

Note 16. Unconsolidated Financial Statements of Parent Company — (Concluded)

	2001	2000	1999
Condensed Statements of Income			
Non-interest income			
Dividends from subsidiaries	$ 2,070,000	$ 975,000	$ 850,000
Other income	—	43,086	—
Total non-interest income	2,070,000	1,018,086	850,000
Total non-interest expense	144,958	91,432	30,937
Income before income taxes and equity in undistributed earnings of subsidiaries	1,925,042	926,654	819,063
Income tax provision	—	—	—
Income before equity in undistributed earnings of subsidiaries	1,925,042	926,654	819,063
Equity in undistributed earnings of subsidiaries	36,276	638,444	1,356,315
Net Income	$ 1,961,318	$ 1,565,098	$ 2,175,378
Condensed Statements of Cash Flows			
Cash Flows From Operating Activities			
Net income	$ 1,961,318	$ 1,565,098	$ 2,175,378
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	28,653	8,796	8,796
Equity in undistributed earnings of subsidiaries	(36,276)	(638,444)	(1,356,315)
(Increase) decrease in other assets	(50,295)	(316,542)	—
Net change in deferred directors' compensation	50,295	316,542	—
Increase (decrease) in other liabilities	77,040	281	(22,982)
Net cash provided by operating activities	2,030,735	935,731	804,877
Cash Flows From Investing Activities			
Net change in due from subsidiaries	433,099	(569,844)	17,060
Investment in subsidiaries	—	(900,000)	(257,060)
Purchases of premises and equipment	(14,307)	(183,444)	—
Net cash provided by investing activities	418,792	(1,653,288)	(240,000)
Cash Flows From Financing Activities			
Proceeds from issuance of common stock	339,572	397,326	383,290
Dividends paid	(1,075,919)	(996,885)	(910,279)
Repurchase of stock	(748,617)	(601,542)	(395,244)
Net cash used in financing activities	(1,484,964)	(1,201,101)	(922,233)
Net increase (decrease) in cash and due from banks	964,563	(1,918,658)	(357,356)
Cash and due from banks at January 1	194,573	2,113,231	2,470,587
Cash and due from banks at December 31	$ 1,159,136	$ 194,573	$ 2,113,231



Eggleston Smith P.C.
Certified Public Accountants & Consultants

To the Board of Directors
Bay Banks of Virginia, Inc.
Kilmarnock, Virginia

We have audited the accompanying consolidated balance sheets of Bay Banks of Virginia, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bay Banks of Virginia, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

January 31, 2002

Eggleston Smith P.C.

Newport News, Virginia

Ten-Year Comparison of Earnings, Dividends, and Financial Condition

	Net Income	Dividends Paid	Earnings Per Common Share*	Dividends Per Share*
1992	$ 1,302,311	$ 437,638	$ 1.25	$ 0.42
1993	1,510,011	476,530	1.42	0.45
1994	1,378,185	529,060	1.28	0.49
1995	1,523,831	581,172	1.39	0.53
1996	1,831,616	642,102	1.64	0.58
1997	1,959,832	723,741	1.71	0.63
1998	1,930,900	809,825	1.67	0.70
1999	2,175,378	910,279	1.86	0.78
2000	1,612,620	996,885	1.39	0.86
2001	2,008,839	1,075,919	1.74	0.94
	Securities	Loans, net	Total Assets	Deposits
1992	$26,623,125	$ 80,126,043	$119,380,580	$107,399,662
1993	44,668,423	80,178,153	140,445,645	127,024,243
1994	52,293,024	87,642,815	150,646,340	136,950,209
1995	46,000,953	93,212,634	156,167,460	140,289,333
1996	45,249,656	100,711,314	159,333,211	142,109,886
1997	44,066,442	104,202,928	169,006,071	149,604,806
1998	59,007,884	113,642,610	200,270,927	178,268,851
1999	53,169,880	130,431,636	199,772,678	177,701,967
2000	52,582,952	147,677,876	225,331,729	200,178,086
2001	47,993,730	150,252,556	245,594,193	219,193,565

*Per share data is adjusted for a 2 for 1 stock split in 1991, and a 2 for 1 stock split in 1996.

BAY BANKS OF VIRGINIA, INC.

DIRECTORS
Weston F. Conley, Jr.
William A. Creager
Ammon G. Dunton, Jr.
Thomas A. Gosse
Austin L. Roberts, III
A. Wayne Saunders

OFFICERS
Ammon G. Dunton, Jr.
Chairman of the Board

Austin L. Roberts, III
President & Chief Executive Officer

Richard C. Abbott
Treasurer

Hazel S. Farmer
Corporate Secretary

Peggy G. George
Assistant Corporate Secretary

BANK OF LANCASTER

DIRECTORS
Ammon G. Dunton, Jr.
Chairman of the Board

Austin L. Roberts, III
President & Chief Executive Officer

W. T. James, III
Vice Chairman of the Board

Fletcher L. Brown, III
John J. Cardwell
David W. Cheek
Weston F. Conley, Jr.
Richard A. Farmar, III
Robert R. Fountain
Thomas A. Gosse
Patricia N. Lawler
A. Wayne Saunders

DIRECTOR EMERITUS BOARD
Douglas V. Bralley
James N. Carter
Mary M. Gibson
Edward M. Lyons
Rex L. Smith

LANCASTER/ MIDDLESEX COUNTIES ADVISORY BOARD
Weston F. Conley, Jr.
Chairman

B. Wally Beauchamp
Edward A. Dawson
Norman F. Faulkner
Craig H. Giese
John I. Fleet
Curtis D. Hand
Robert L. Jones
Beverly P. Shultz
Berry O. Waddy

NORTHUMBERLAND COUNTY ADVISORY BOARD
R. Ray Beasley
Wendell G. Haynie
David R. Hundley
B. Jason Patton
Daniel W. Pritchard, Jr.
Jane M. Williams
T. A. Williams

RICHMOND COUNTY ADVISORY BOARD
Richard A. Farmar, III
Chairman

Aubrey Lee Edwards
Jane T. Kemper
James R. Knight, Jr.
Molly J. Pinner
J. Lawrence Thorn

WESTMORELAND COUNTY ADVISORY BOARD
Robert R. Fountain
Chairman

William T. Carden
Arthur E. Carver, III
Douglas E. Flemer
Barbara J. LeFon
Elnora F. Tompkins

GOLDEN ADVANTAGE ADVISORY BOARD
Henry J. Boles
Anne W. Haynie
Justin A. Holmes
Betty R. Horner
Joan H. Massidda
Clyde H. Ratcliffe
John T. Smith

ADMINISTRATION
Austin L. Roberts, III
President & Chief Executive Officer

Hazel S. Farmer
Vice President & Secretary to the Board

Richard C. Abbott
Vice President & Cashier

Margaret H. Brown
Assistant Vice President & Auditor

Peggy G. George
Assistant Vice President
Human Resources Officer &
Corporate Secretary

Eric J. Malmgren
Information Systems Officer

Sharon L. Blunt
Compliance Officer

Deborah M. Evans
Assistant Cashier

Lisa J. Clegg
Accounting Manager

Brenda B. Crowther
Administrative Assistant

Robert L. Headley
Network Administrator

Kathy J. Lewis
Accounts Payable Manager

Lynda W. Siddons
Executive Assistant

LOANS
K. O. Bransford, Jr.
Senior Vice President &
Senior Lending Officer

Margaret E. Curtis
Vice President

John R. Clickener
Vice President

Anita Sanders
Assistant Vice President &
Credit Administration Officer

R. Dixon Foster
Loan Resolution Officer

Linda S. Hall
Loan Operations Officer

Sonja R. Fletcher
Real Estate Loan Originator

Heather B. Sowers
Real Estate Loan Originator

Norma W. Lumpkin
Executive Assistant

Patricia B. Kellum
Administrative Assistant

Shelva J. Gaskins
Patsy W. Giese
Janet P. Lewis
Eileen A. Mangano
Gwendolyn W. Morgan
Bridget M. Moss
Jennifer Riley
Paul W. Saylor
Emily C. Williams
Shirley M. Williams

GOLDEN ADVANTAGE BANKING
Theresa W. Ransone
Assistant Vice President

Gloria M. McMullan
Administrative Assistant

BRANCH ADMINISTRATION
Linda L. Morris
Vice President & Branch Administrator

MAIN OFFICE
Lois H. Dawson
Assistant Vice President &
Branch Manager

Shirley B. Davis
Assistant Branch Manager

Karen C. Ray
Operations Supervisor

Dana L. Brocklebank
Administrative Assistant

CUSTOMER SERVICE
Joyce S. Hill
Senior Customer Service Representative

Charlotte R. Hughes
Elizabeth A. LaPrade
Deborah K. Saunders
Bonnie A. Veney

TELLERS
Jean W. Blades
Sandra Burgess
Myrna M. Foster
Brenda J. Harhai
Tamika L. Holmes
Todd W. Suydam
Nina C. Thompson

WHITE STONE OFFICE
Melissa P. Ash
Assistant Vice President & Branch Manager

Gloria L. Wohleking
Operations Supervisor

CUSTOMER SERVICE
Deborah J. Bryant

TELLERS
Sylvia M. Coleman
Katherine E. Marsh

NORTHSIDE OFFICE
Dianne L. Gutknecht
Assistant Vice President & Branch Manager

Maxine S. Carter
Operations Supervisor

CUSTOMER SERVICE
Dolores T. Cole
Senior Customer Service Representative

TELLERS
Debra C. Abbott
Stephanie J. Allen

WARSAW OFFICE
Stacy H. Pierson
Branch Manager

Sandra M. Veney
Operations Supervisor

CUSTOMER SERVICE
Catherine A. Langford

TELLERS
Agnes H. Clarke
Doreatha B. Corbin
Pearl M. Sydnor

MONTROSS OFFICE
Pamela J. Fawver
Assistant Vice President & Branch Manager

Judy G. Sydnor
Operations Supervisor

CUSTOMER SERVICE
Joyce L. Sydnor

TELLERS
Catherine H. Grimstead
Nancy C. Hamilton
Barbara J. King

CALLAO OFFICE
Theodora W. West
Branch Officer

Ruth Anne Cralle
Operations Supervisor

CUSTOMER SERVICE
Nancy E. Thrift

TELLERS
Elizabeth B. Coggin
Dorothy D. Brann

HEATHSVILLE OFFICE
Andrea J. Sullivan
Branch Manager

Jean H. Edwards
Operations Supervisor

CUSTOMER SERVICE
Nancy L. Foster

TELLERS
Donna B. Jewell
Sherry B. Northern

CREDIT CARD SERVICES
Sylvia C. Vanlandingham
Assistant Vice President

Doris S. Rogers

OPERATIONS
Brenda P. Wilmer
Vice President

Sylvia W. Saunders
Assistant Operations Officer

Larry E. Brewer
Joan L. Crockett
Donna S. Holt
Sharon S. Lewis
Diane H. Luttrell
Donna L. Ransone
Lindsay T. Roe
Angelia R. Taylor
Mary D. Woodmansee

SUPPORT SERVICES
A. Leroy Hughes
Purchasing Agent

H. Davis Ackerly
William J. Scott

Howard L. Kyzer
Facilities Manager

BAY TRUST COMPANY

DIRECTORS
William A. Creager
Chairman of the Board

Robert C. Berry, Jr.
President & Chief Executive Officer

John J. Cardwell
Vice Chairman of the Board

Ammon G. Dunton, Jr.
John H. Morris, IV
Austin L. Roberts, III
Charles H. Rotert, Jr.

TRUST ADVISORY BOARD
John J. Cardwell
Chairman

Frederick P. Cole
John H. Farmer
Timothy D. Fitzpatrick
Henry Lane Hull
Carter LaPrade
Allen C. Marple
William B. Moore
Joan B. Waring

ADMINISTRATION
Robert C. Berry, Jr.
President & Chief Executive Officer

Charles W. Paul
Senior Vice President and Trust Officer

Barbara K. McNeal
Vice President, Trust Officer, Trust Operations Officer & Secretary/Treasurer

Stephanie K. Self
Senior Operations Specialist

Kathleen F. Pollard
Assistant Trust Administrator

Beverly F. Garrett
Securities Specialist

Sherri L. Clowser
Operations Specialist

BUSINESS PROFILE

Bay Banks of Virginia, Inc. is a bank holding company committed to the personal, friendly and professional delivery of financial services through its affiliates, Bank of Lancaster and Bay Trust Company. Bank of Lancaster is a state-chartered, Federal Reserve member bank whose deposits are insured by the Federal Deposit Insurance Corporation. It is a full-service commercial bank offering commercial and consumer deposit accounts and loans, credit cards, automated teller machines and many other services to its customers. In addition to these traditional banking services, the Bank offers investment services to include financial planning, securities brokerage and insurance products. Bay Trust Company provides a full range of services associated with personal and corporate trust services, to include the management of trusts and estates, including estate planning, estate settlement and trust administration, as well as providing financial planning, investment service, and the management of IRAs and other investment accounts. Through its affiliates, Bank of Lancaster and Bay Trust Company, Bay Banks of Virginia provides a qualified, professional management team and staff with decades of experience and expertise, all of which has poised our organization to be the Northern Neck's leading financial provider.

Through nine locations, Bank of Lancaster and Bay Trust Company serve the Northern Neck of Virginia to include Kilmarnock, White Stone, Montross, Warsaw, Callao and Heathsville. Since 1930, the holding company and its affiliates have had a strong tradition of financial strength and service to the communities they are proud to serve. As of December 31, 2001, Bay Banks of Virginia and its subsidiaries had 107 employees, 733 Stockholders of record and assets of approximately $246 million.

ADDITIONAL INFORMATION

Those interested in obtaining information about Bay Banks of Virginia, Inc. may contact Austin L. Roberts, III, President and Chief Executive Officer.

CORPORATE HEADQUARTERS

Bay Banks of Virginia, Inc.
P.O. Box 1869
100 South Main Street
Kilmarnock, Virginia 22482
(804) 435-1171
Toll Free 1-800-435-1140

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 12 Noon on Monday, May 20, 2002 at Indian Creek Yacht and Country Club, Kilmarnock, Virginia. All Stockholders are cordially invited to attend.

DIVIDEND REINVESTMENT PLAN

Bay Banks of Virginia's Dividend Reinvestment Plan provides each registered Stockholder with a convenient and economical method of investing cash dividends in additional shares of the Company's common stock without fees. For the prospectus on the Dividend Reinvestment Plan, contact our Transfer Agent.

CORPORATE COUNSEL

Dunton, Simmons & Dunton
P.O. Box 5
678 Rappahannock Drive
White Stone, Virginia 22578
(804) 435-4000

INDEPENDENT AUDITORS

Eggleston Smith P.C.
603 Pilot House Drive, Suite 400
Newport News, Virginia 23606
(757) 873-0006

TRANSFER AGENT

Stockholders requiring information on stock transfer requirements, lost certificates, dividends and other Stockholder matters should contact our Transfer Agent:

Bay Trust Company
P.O. Box 1958
One North Main Street
Kilmarnock, Virginia 22482
(804) 435-4137
Toll Free 1-888-266-6880
e-mail: trust@baytrust.com

A NEW BANK OPENED ITS DOORS

at the Crossroads of the Northern Neck in Lancaster County. It was named, appropriately, Bank of Lancaster. From the very beginning, our founders were committed to the bond they had with their friends and neighbors and dedicated the Bank's policies to the well-being of their community. It was their top priority, one which they met from the day the Bank's doors were opened. They insisted on friendly, personal service, a safe haven for savings and investments, a sound line of financial products, and the creation of services that would help their fellow citizens build and buy homes, establish businesses and improve the quality of their lives. It is a commitment that has stood the test of time. *"Respect the Individual. Value the Relationship."* That's the way we do business.

While our roots are deeply embedded in Lancaster County, Bay Banks has been pleased that over the years we have been able to expand our core market and to share our unique style of community, hometown banking with friends in our neighboring counties of Northumberland, Richmond and Westmoreland. Today, with offices throughout the Northern Neck, Bay Banks, Bank of Lancaster and Bay Trust Company have the capability to be your complete financial services provider.

We are proud of our heritage, and we are equally proud to have been a sponsor and participant in Lancaster County's 350th Anniversary Celebration. We share a personal pride in the areas we serve. And we will continue to strive each day to reach a higher level of service excellence for those we serve today and for those we will serve tomorrow.


BANK OF LANCASTER